Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010 USA Attention: Mr. Jim Rosenberg	July 27, 2010
PartnerRe Ltd. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Quarterly Period Ended March 31, 2010 File No. 001-14536

Dear Mr. Rosenberg

We submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) via your facsimile dated July 16, 2010, relating to Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) and Form 10-Q for the Quarterly Period Ended March 31, 2010 (the “Form 10-Q”) of PartnerRe Ltd. (the “Company”).

Set forth below are our responses to the Staff comments.  For your convenience, we have restated the comments from the Staff in italicized type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements
19. Commitments and Contingencies
(a) Concentration of Credit Risk, page 175

1.           You disclose that you are not exposed to any significant credit concentration risk on your investments, except for debt securities issued or guaranteed by the U.S. and other AAA-rated sovereign governments.  Please revise your note disclosure to state the name of each person, other than the U.S. government, in which the total amount invested in the person and its affiliates exceeds 10% of your total stockholders’ equity and the aggregate amount invested as recorded in your Consolidated Balance Sheets.  Refer to note (6) of Rule 7-03(a)(1) of Regulation S-X.

We acknowledge the Staff’s comment related to the first paragraph of Note 19(a) to the Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

Although we understand this disclosure is only required in Annual Reports on Form 10-K, we will include a revised disclosure in our Quarterly Report on Form 10-Q for the quarter ended June

PartnerRe Ltd. Wellesley House South 90 Pitts Bay Road Pembroke HM 08 Bermuda	Phone +1 441 292 0888 Fax +1 441 292 7010 www.partnerre.com

30, 2010 and annually thereafter, to the extent that the total amount invested in a person and its affiliates exceeds 10% of the Company’s total shareholders’ equity.  The revised disclosure, with the additional disclosure underlined to assist your review, will be as follows:

“The Company’s investment portfolio is managed following prudent standards of diversification and a prudent investment philosophy.  The Company is not exposed to any significant credit concentration risk on its investments, except for debt securities issued or guaranteed by the U.S. and other AAA-rated sovereign governments.  As of June 30, 2010, the Company’s fixed maturity investments included $xxx million, or xx.x% of the Company’s total shareholders’ equity, of xxx-rated debt securities issued by the government of XXXX.  As of December 31, 2009, the Company’s fixed maturity investments included $814 million, or 10.6% of the Company’s total shareholders’ equity, of AAA-rated debt securities issued by the government of France.  The Company keeps cash and cash equivalents in several banks and may keep up to $500 million, excluding custodial accounts, at any point in time in any one bank”.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Notes to Unaudited Condensed Consolidated Financial Statements
2.  Significant Accounting Policies, page 6

2.           You disclose that you adopted the FASB guidance which requires the Company to perform ongoing reassessments of its variable interest entities and requires enhanced disclosures of the Company’s involvement in variable interest entities, and that the adoption of this policy did not have an impact on the Company’s consolidated shareholders’ equity or net income.  Please provide your analysis of PartnerRe Finance A, PartnerRe Finance B, and PartnerRe Finance II under ASC 810-10 supporting your conclusion.  Specifically, tell us whether or not these entities are variable interest entities and the basis for your conclusion, and if so, the basis for concluding that consolidation is not required.  Please reference for us the specific paragraphs in ASC 810-10 upon which you relied.

Background

The Company has the following indirect wholly-owned subsidiaries that it has determined do not meet the consolidation requirements under accounting principles generally accepted in the United States of America (“U.S. GAAP”):

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PartnerRe Finance A LLC (“PRE Finance A”) - In May 2008, PRE Finance A issued $250 million aggregate principal amount of 6.875% Fixed Rate Senior Notes due June 1, 2018.  Under the terms of a promissory note, PRE Finance A loaned the proceeds from the Senior Notes to PartnerRe U.S. Corporation (PartnerRe U.S.) on terms that are identical to those of the Senior Notes.

•
PartnerRe Finance B LLC (“PRE Finance B”) - In March 2010, PRE Finance B issued $500 million aggregate principal amount of 5.500% Fixed Rate Senior Notes due June 1, 2020.  Under the terms of a promissory note, PRE Finance B loaned the proceeds from the Senior Notes to PartnerRe U.S. on terms that are identical to those of the Senior Notes.

•
PartnerRe Finance II Inc. (“PRE Finance II”) - In November 2006, PRE Finance II issued $250 million aggregate principal amount of 6.440% Fixed-to-Floating Rate Junior Subordinated Capital Efficient Notes (“CENts”) due 2066. Under the terms of a promissory note, PRE Finance II loaned the proceeds from the CENts to PartnerRe U.S on terms that are identical to those of the CENts. In March 2009, under the terms of a cash tender offer, PRE Finance II purchased back approximately 75% of the issue, or $186.6 million, for $93.3 million. All other terms and conditions of the remaining CENts and promissory note remain unchanged.

PRE Finance A, PRE Finance B and PRE Finance II are collectively referred to as the “PRE Finance entities”.  The 6.875% Fixed Rate Senior Notes, the 5.500% Fixed Rate Senior Notes and the CENts are collectively referred to as the “Notes”.

The only transactions entered into by each of the PRE Finance entities are the issuance of the Notes, and the contemporaneous loan of the proceeds to PartnerRe U.S. in return for promissory notes issued by PartnerRe U.S on terms that are identical to those of the Notes.  The Company has fully and unconditionally guaranteed all obligations of the PRE Finance entities under the Notes.

Consolidation Analysis - Summary

Based on a consolidation analysis performed, details of which are provided below, we have concluded that the Company and its consolidated subsidiaries (i.e. exclusive of the PRE Finance entities being evaluated for consolidation):

•
do not have variable interests in the PRE Finance entities due to the fact that the variability to be considered in analyzing the PRE Finance entities is created by the PRE Finance entities’ assumption of the credit risk of the Company and market interest rate risk.  Both sets of variability are absorbed by the investors in the Notes, and thus pursuant to the guidance in ASC 810-10-25-21 through 37, the Note holders and not the Company would be the variable interest holders in the PRE Finance entities; and

•
as non variable interest holders, could not be considered the Primary Beneficiary (as defined by ASC 810-10-25-38A(b)) as the Company does not have either the obligation to absorb losses or the right to receive benefits of the PRE Finance entities.

Therefore, given the Company is not considered to be the Primary Beneficiary of, and does not have a variable interest in, the PRE Finance entities it does not consolidate the PRE Finance entities.  As a result, the Company reflects the obligation related to the loans issued by PartnerRe U.S. to the non-consolidated PRE Finance entities in its Consolidated Balance Sheets as debt to a third party and reports the related interest costs as interest expense to a third party in its Consolidated Statement of Operations and Comprehensive Income.  The Company reflects all of its obligations related to the PRE Finance entities in its Consolidated Balance Sheets.

While we believe our accounting for the PartnerRe Finance entities is in accordance with U.S. GAAP, we also note that given the promissory notes issued by PartnerRe U.S. mirror the terms of the Notes issued to investors (i.e. the loans and the Notes have the same maturity, and coupon) there would be no impact on our Consolidated Net Assets, Shareholders’ Equity or Net Income if we had concluded that the consolidation of the PRE Finance entities was required.  That is, given the pass through nature of the PRE Finance entities, if we were to consolidate the PRE Finance entities, the loans between the PRE Finance entities and the Company (and the associated interest expense) would become intercompany items that eliminate on consolidation, and the Notes (and their associated interest expense) issued by the PRE Finance entities would become third party items that would impact our Consolidated Net Assets, Shareholders’ Equity and Net Income in the same manner in which the loans are currently reported.

Consolidation Analysis – Detailed

Given that the PRE Finance entities have been created for a similar purpose and are organized in a similar structure, we have presented our consolidation analysis on a combined basis below.  In our analysis we have used the framework outlined in the Financial Accounting Standards Board Accounting Standards Codification Topic 810 – Consolidations (“ASC 810”) which requires the following:

Step One: Identification of all potential variable interests

ASC 810-10-20 defines variable interests as “The investments or other interests that will absorb portions of a variable interest entity’s (VIE's) expected losses or receive portions of the entity’s expected residual returns. Variable interests in a VIE are contractual, ownership, or other pecuniary interests in a VIE that change with changes in the fair value of the VIE's net assets exclusive of variable interests”.  ASC 810-10-25-21 provides guidance on the variability that needs to be considered when identifying variable interests, with detailed steps provided in ASC 810-10-25-24 through 36 and specific examples provided in ASC 810-10-55-55.

Following this guidance we have performed the following steps:

1.
Analyzed the nature of the risks in the VIE’s.  The only transactions of the PRE Finance entities relate to the issuance of the Notes, and the contemporaneous loan of the proceeds to PartnerRe U.S. in return for promissory notes issued by PartnerRe U.S. with terms identical to those of the Notes.  As such we have concluded that these entities are exposed to the following risks:

•	Credit risk associated with a possible default by PartnerRe U.S. with respect to principal and interest payments; and

•
Interest rate risk associated with changes in the amount of cash that would be received by the Note holders in the event that any of the PRE Finance entities were to sell or liquidate the promissory notes issued by the Company prior to maturity.

2.	Determined the purpose for which the VIE’s were created and determined the variability the VIE’s are designed to create and pass along to their interest holders

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The PRE Finance entities were established to issue the Notes to outside investors and loan the proceeds to PartnerRe U.S. on the same terms agreed to by the Note holders. The Notes were marketed to investors as debt instruments that will be exposed to credit risk and changes in the fair value of the debt due to changes in market interest rates.

We have concluded that the risks identified above create variability in the fair value of the net assets of the PRE Finance entities.  As this variability (positive or negative) will be fully absorbed by the investors in the Notes, the investors are considered to be the variable interest holders in the PRE Finance entities.

Step Two: Are the entities variable interest entities?

Following the guidance in 810-10-15-14, a legal entity shall be subject to consolidation if, by design, the total equity investment (equity investments in a legal entity are interests that are required to be reported as equity in that entity’s financial statements) at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

During the initial assessment of the consolidation requirements for the PRE Finance entities, it was determined that these entities were VIE’s as they do not have any equity at risk, and would not be able to finance their activities without additional financial support from the Notes investors.

Step Three: Determination of the Primary Beneficiary

ASC 810-10-25-38 states that a reporting entity shall consolidate a VIE when that reporting entity has a variable interest (or combination of variable interests) that provides the reporting entity with a controlling financial interest on the basis of the provisions in paragraphs 810-10-25-38A through 25-38G. The reporting entity that consolidates a VIE is called the Primary Beneficiary of that VIE.

A reporting entity with a variable interest shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

•	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and

•	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

We have considered the specific facts and circumstances, including the PRE Finance entities’ purpose and design and the risks that the PRE Finance entities were designed to create and pass through to their variable interest holders, and based on this analysis we have determined that neither the Company, nor any of its consolidated subsidiaries, is the primary beneficiary of the PRE Finance entities. The following factors related to the PRE Finance entities were the basis for our conclusions:

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The only asset of the PartnerRe Finance entities will be promissory notes receivable issued by PartnerRe U.S., which mirror the terms of the Notes. Since assets normally create variability rather than absorb it (as discussed in ASC 810-10-25-26), it is considered that any variability (which in this case is limited due to the fixed terms of the Notes and promissory notes) will be absorbed by the Notes investors;

•
The fact that the Company has unconditionally guaranteed the Notes is not an important consideration, since in substance; the Company is guaranteeing its own obligations. Regardless of the guarantee, any loss on the Notes will ultimately be incurred by the outside investors who have purchased the Notes; and

•
As the Company has no obligation to absorb losses of the PRE Finance entities or the right to receive benefits from these entities that could potentially be significant to them, we have concluded that the Company does not hold a variable interest in the PRE Finance entities, and as a non variable interest holder would not meet the second condition required of a Primary Beneficiary in ASC 810-10-25-38A.

* * * * *

The Company recognizes and acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this information addresses your comments relating to our disclosure.  Thank you for your attention to this matter.

If you have any questions or wish to discuss any part of this letter, please contact either myself at (441) 294-5211 or Ethan James of Davis Polk & Wardwell at (212) 450-4244.

Very truly yours

/s/ David Outtrim

David Outtrim
Chief Accounting Officer
PartnerRe Ltd.

cc:	Staci Shannon, Division of Corporation Finance
Mary Mast, Division of Corporation Finance